Exhibit 97

Here Group Limited

COMPENSATION RECOVERY POLICY

As adopted on November 30, 2023

Here Group Limited (the “Company”) is committed to strong corporate governance. As part of this commitment, the Company’s Board of Directors (the “Board”) has adopted this clawback policy called the Compensation Recovery Policy (the “Policy”). The Policy is intended to further the Company’s pay-for-performance philosophy and to comply with applicable laws by providing rules relating to the reasonably prompt recovery of certain compensation received by Covered Executives in the event of an Accounting Restatement. The application of the Policy to Covered Executives is not discretionary, except to the limited extent provided below, and applies without regard to whether a Covered Executive was at fault. Capitalized terms used in the Policy are defined below, and the definitions have substantive impact on its application so reviewing them carefully is important to your understanding.

The Policy is intended to comply with, and will be interpreted in a manner consistent with, Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), with Exchange Act Rule 10D-1 and with the listing standards of the national securities exchange (the “Exchange”) on which the securities of the Company are listed, including any official interpretive guidance.

Persons Covered by the Policy

The Policy is binding and enforceable against all “Covered Executives.” A Covered Executive is each individual who is or was ever1 designated as an “officer” by the Board in accordance with Exchange Act Rule 16a-1(f) (a “Section 16 Officer”), including the Company’s current or former president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a significant policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed as its executive officers if they perform such policy making functions for the Company. The Committee may (but is not obligated to) request or require a Covered Executive to sign and return to the Company an acknowledgement that such Covered Executive will be bound by the terms and comply with the Policy. The Policy is binding on each Covered Executive whether or not the Covered Executive signs and/or returns any acknowledgment.

Administration of the Policy

The Compensation Committee (the “Committee”) of the Board has full delegated authority to administer the Policy. The Committee is authorized to interpret and construe the Policy and to make all determinations necessary, appropriate, or advisable for the administration of the Policy. In addition, if determined in the discretion of the Board, the Policy may be administered by the independent members of the Board or another committee of the Board made up of independent members of the Board, in which case all references to the Committee will be deemed to refer to the independent members of the Board or the other Board committee. All determinations of the Committee will be final and binding and will be given the maximum deference permitted by law.

[1]	The Policy will apply to former employees of the Company who were not employed by the Company on the Effective Date if they have compensation that is received during the Covered Period (as defined below). An example would be an individual who has terminated employment but has the possibility to earn performance-based compensation after termination (this happens with retirement eligibility provisions in some equity plans). If you have any Covered Executive in this category, consider if you would like to modify the language about acknowledgements to take that into account.

Accounting Restatements Requiring Application of the Policy

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”), then the Committee must determine the Excess Compensation, if any, that must be recovered. The Company’s obligation to recover Excess Compensation is not dependent on if or when restated financial statements are filed.

Compensation Covered by the Policy

The Policy applies to certain Incentive-Based Compensation (certain terms used in this Section are defined below) that is Received on or after October 2, 2023 (the “Effective Date”), during the Covered Period while the Company has a class of securities listed on a national securities exchange. Such Incentive-Based Compensation is considered “Clawback Eligible Incentive-Based Compensation” if the Incentive-Based Compensation is Received by a person after such person became a Section 16 Officer and the person served as a Section 16 Officer at any time during the performance period for the Incentive-Based Compensation. “Excess Compensation” means the amount of Clawback Eligible Incentive-Based Compensation that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received had such Clawback Eligible Incentive-Based Compensation been determined based on the restated amounts. Excess Compensation must be computed without regard to any taxes paid and is referred to in the listing standards as “erroneously awarded compensation”.

To determine the amount of Excess Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and the Company must maintain documentation of the determination of that reasonable estimate and provide that documentation to the Exchange.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, no compensation that is potentially subject to recovery under the Policy will be earned until the Company’s right to recover under the Policy has lapsed. For the avoidance of doubt, the following items of compensation are not Incentive-Based Compensation under the Policy: salaries, bonuses paid solely at the discretion of the Committee or Board that are not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure, bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period, non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures, and equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period (e.g., time-based vesting equity awards) and/or attaining one or more non-Financial Reporting Measures.

“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

Incentive-Based Compensation is “Received” under the Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting, settlement or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, the Policy does not apply to Incentive-Based Compensation for which the Financial Reporting Measure is attained prior to the Effective Date.

“Covered Period” means the three completed fiscal years immediately preceding the Accounting Restatement Determination Date. In addition, Covered Period can include certain transition periods resulting from a change in the Company’s fiscal year.

“Accounting Restatement Determination Date” means the earliest to occur of: (a) the date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

Repayment of Excess Compensation

The Company must recover Excess Compensation reasonably promptly and Covered Executives are required to repay Excess Compensation to the Company. Subject to applicable law, the Company may recover Excess Compensation by requiring the Covered Executive to repay such amount to the Company by direct payment to the Company or such other means or combination of means as the Committee determines to be appropriate (these determinations do not need to be identical as to each Covered Executive). These means include (but are not limited to):

(a)	requiring reimbursement of cash Incentive-Based Compensation previously paid;

(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards (including, but not limited to, time-based vesting awards), without regard to whether such awards are Incentive-Based Compensation or vest based on the achievement of performance goals;

(c)	offsetting the amount to be recovered from any unpaid or future compensation to be paid by the Company or any affiliate of the Company to the Covered Executive, including (but not limited to) payments of severance that might otherwise be due in connection with a Covered Executive’s termination of employment and without regard to whether such amounts are Incentive-Based Compensation;

(d)	cancelling outstanding vested or unvested equity awards (including, but not limited to, time-based vesting awards), without regard to whether such awards are Incentive-Based Compensation; and/or

(e)	taking any other remedial and recovery action permitted by law, as determined by the Committee.

The repayment of Excess Compensation must be made by a Covered Executive notwithstanding any Covered Executive’s belief (whether or not legitimate) that the Excess Compensation had been previously earned under applicable law and therefore is not subject to clawback.

In addition to its rights to recovery under the Policy, the Company or any affiliate of the Company may take any legal actions it determines appropriate to enforce a Covered Executive’s obligations to the Company or to discipline a Covered Executive. Failure of a Covered Executive to comply with their obligations under the Policy may result in (without limitation) termination of that Covered Executive’s employment, institution of civil proceedings, reporting of misconduct to appropriate governmental authorities, reduction of future compensation opportunities or change in role. The decision to take any actions described in the preceding sentence will not be subject to the approval of the Committee and can be made by the Board, any committee of the Board, or any duly authorized officer of the Company or of any applicable affiliate of the Company. For avoidance of doubt, any decisions of the Company or the Covered Executive’s employer to discipline a Covered Executive or terminate the employment of a Covered Executive are independent of determinations under this Policy. For example, if a Covered Executive was involved in activities that led to an Accounting Restatement, the Company’s decision as to whether to not to terminate such Covered Executive’s employment would be made under its employment arrangements with such Covered Executive and the requirement to apply this no-fault and non-discretionary clawback policy will not be determinative of whether any such termination is for cause, although failure to comply with the Policy might be something that could result in a termination for cause depending on the terms of such arrangements.

Limited Exceptions to the Policy

The Company must recover the Excess Compensation in accordance with the Policy except to the limited extent that any of the conditions set forth below is met, and the Committee determines that recovery of the Excess Compensation would be impracticable:

(a)	The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover such Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or

(b)	Recovery or would violate a law in the country where the Company was incorporated that was adopted prior to November 28, 2022. Before making this determination, the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or

(c)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the legal requirements of Internal Revenue Code §§ 401(a)(13) and § 411(a) and regulations thereunder.

Other Important Information in the Policy

The Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer, as well as any other applicable laws, regulatory requirements, rules, or pursuant to the terms of any existing Company policy or agreement providing for the recovery of compensation. If there is any discrepancy between the Policy and any existing Company policy or agreement providing for the recovery of compensation, the Policy shall prevails.

Notwithstanding the terms of any of the Company’s organizational documents (including, but not limited to, the Company’s bylaws), any corporate policy or any contract (including, but not limited to, any indemnification agreement), neither the Company nor any affiliate of the Company will indemnify or provide advancement for any Covered Executive against any loss of Excess Compensation. Neither the Company nor any affiliate of the Company will pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations. In the event that the Company is required to recover Excess Compensation pursuant to the Policy from a Covered Executive who is no longer an employee, the Company will be entitled to seek recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement that individual may have signed.

The Committee or Board may review and modify the Policy from time to time.

If any provision of the Policy or the application of any such provision to any Covered Executive is adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of the Policy or the application of such provision to another Covered Executive, and the invalid, illegal or unenforceable provisions will be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

The Policy will terminate and no longer be enforceable when the Company ceases to be listed issuer within the meaning of Section 10D of the Exchange Act.

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